Filed by Corsair Communications, Inc..
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Lightbridge, Inc.
Commission File No.: 000-21319

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CORSAIR


Ready
Digital

Intent to Merge

Lightbridge

The Merger at a Glance

Leading provider of real-time billing solutions for the global wireless industry

The #1 global portfolio of software applications enabling carriers to acquire, retain, and manage more customers with increased cost-effectiveness.

Largest global provider of wireless customer management solutions, from acquisition to retention

Merger Summary



Expected close date	01/31/01
Type of Transaction	Pooling
Headquarters	Boston, MA
Combined revenues	$184 million
Management	CEO: Pamela Reeve President & COO: Tom Meyer CFO: Harlan Plumley

CORSAIR COMMUNICATIONS

Lightbridge

Wireless Carrier Success Factors




Acquire More Subscribers
Retain Existing Subscribers
Global Wireless Carriers
Reduce Acquisition and Retention Costs

CORSAIR COMMUNICATIONS

Lightbridge

The Global Wireless Market



"World Cellular/PCS subscribers are projected to surpass
885 million by 2004"
– *Strategis Group*

"Churn rate in wireless will hit 57% in 2003 as wireless competition intensifies"
– *IDC*

"Western European prepaid base soars to 50% of total – U.K. prepaid is 31%"
– *Gartner Group*

"139 million Mexican cell users by 2007 – majority prepaid"
– *Strategis Group*

"60-70% of new mobile users in Philippines, Malaysia, Indonesia and India are already prepaid subscribers"
– ***Morgan Stanley***

"Devising strategies to combat fraud in prepaid services"
– *Spice Telecom-INDIA*

CORSAIR COMMUNICATIONS

Lightbridge

Excellent Strategic Fit



Corsair	Lightbridge
Real-time prepaid billing solutions	Real-time customer acquisition and retention solutions
Large international client base	Leading U.S. market share
Strong margins	Proven WASP revenue model
Standards-based and supports diverse infrastructures	Seamless integration with business systems
Blue-chip wireless clients	Blue-chip wireless clients
Strong balance sheet	Strong balance sheet

Global Customer Base



Corsair

- Telcel Digital PCS
- ALGAR
- CELLULARONE
- celcom STRAIGHT TALK
- Bell Atlantic
- BELLSOUTH
- ERICSSON
- PILTEL
- Tac.
- MOTOROLA
- TESS
- IUSACELL DIGITAL
- SBC
- Southwestern Bell
- CABLE & WIRELESS
- GTE
- AT&T

Lightbridge

- TELET
- GLOBAL TELECOM
- ROGERS
- CFW Communications Company
- CTBC CELULAR
- KG Telecom
- Cincinnati Bell wireless
- Sprint PCS
- SKYTEL A WorldCom Company
- Cellular SOUTH
- orange
- TELIA
- kpn
- verizon
- VoiceStream
- western wireless
- MCI WORLDCOM
- AT&T

The Strategic Rationale



- Combines complementary software product offerings to address all aspects of customer management
- Creates significant sales and distribution synergies
- Capitalizes on strong client relationships and the established reputations of both companies
- Brings together complementary revenue models to increase the financial resources of both companies
- Extends the product development and deployment expertise of both companies in order to bring new products to market in a timely fashion

CORSAIR COMMUNICATIONS

Lightbridge

Solid Financial Position



	Corsair	Lightbridge	Corsair-Lightbridge
Revenues	$65.0M	$119.0M	$184.0M
EPS	$0.60	$0.70	$0.77
Cash	$65.0M	$39.0M	$104.0M

CORSAIR COMMUNICATIONS

Lightbridge

Corsair-Lightbridge: End-to-End Solutions


Customer Acquisition
Risk Assessment
PrePay
CORSAIR
Phone Fuel
CORSAIR
Post-Pay
Provisioning Support
Consulting Services
Customer Intelligence
CORSAIR COMMUNICATIONS
Lightbridge

Corsair-Lightbridge: The Investment Opportunity

- Proven global deployment
- Complete, end-to-end solution
- Shared vision with strong synergies
- Huge and fast-growing market
- Combined financial strength
- Faster time to market for new service offerings

CORSAIR COMMUNICATIONS

Lightbridge

CORSAIR



Overview

Corsair: Overview

- Well positioned in the fastest-growing segment of wireless industry
- Solutions scalable from business and technology standpoints
- Established track record with global service provider customers
- Strong profitability momentum

CORSAIR COMMUNICATIONS

Lightbridge

Prepaid: The Fastest Growing Wireless Segment

Worldwide Subscribers (Millions)



Postpaid
Prepaid
1998
2003
Market Size 308M
Market Size 928M

CORSAIR COMMUNICATIONS

Source: Baskerville Communications

Lightbridge

Prepaid Wireless Drivers



Subscribers	Carriers
▪ Cash/debit transactions dominate global economies ▪ 30%-40% U.S. cellular applications fail ▪ Need to control wireless expenses	▪ Expands addressable market ▪ Enhances customer loyalty ▪ Increases margins ▪ Lowers operating costs ▪ Increases customer interaction to drive expanded relationships

CORSAIR COMMUNICATIONS

Lightbridge

Growing Demand for Billing Solutions

Worldwide Spending on Wireless Billing Systems


$1.0B
$1.2B
$1.4B
$1.7B
$2.0B
$2.4B
1997
1998
1999
2000
2001
2002



CORSAIR COMMUNICATIONS

Source: Gartner Group

Lightbridge

PrePay Open™


ERICSSON
NORTEL NETWORKS
MOTOROLA
Lucent Technologies
SS7 Network
Corsair PrePay Open
Customer Provisioning
Customer Care
Real-Time Call Rating
IVR Integration

PrePay Open™: Key Benefits



Standards

- WIN based model
- Supports CAMEL standards
- Investment protection for carriers

Scalability

- Easily supports subscriber growth from thousands to millions
- Interoperability & Roaming Support
- Operates in mixed infrastructure environment: TDMA, CDMA, GSM
- Roaming support across SS7 messaging technologies

Proven Performance

- Largest prepaid system in the Americas
- Deployed in 15 markets
- Over 14M subscribers supported

CORSAIR COMMUNICATIONS

Lightbridge

Strong Subscriber Growth


PrePay™ Subscribers (Millions – Cumulative)
High-Margin Revenues
1.2
1.6
3.3
7.2
9.0
11.4
14.3
Q1'99
Q2'99
Q3'99
Q4'99
Q1'00
Q2'00
Q3'00

CORSAIR COMMUNICATIONS

Lightbridge

PhoneFuel™: Today



WAP Enabled Mobile
Mobile Switch
PrePay Open
WAP Gateway
PhoneFuel
web server
Customer Self-Care
Replenishment
Internet
Web Access from PC

CORSAIR COMMUNICATIONS

Lightbridge

PhoneFuel™: 2001


WAP
Enabled
Mobile
Mobile Switch
PrePay Open
WAP
Gateway
PhoneFuel
web server
Funds
Commerce
Content
Internet
Web Access
from PC

CORSAIR COMMUNICATIONS

Lightbridge



Overview

Lightbridge

Lightbridge: Overview



- Capitalizing on high-growth global wireless/ telecom markets
- Addressing key carrier issues: customer acquisition/service provisioning, fraud control, customer retention, business integration
- Diverse revenue model: WASP, transaction processing, software licensing, consulting
- Leading US wireless market share
- 45% 5-year revenue CAGR with profitability and positive cash flow

CORSAIR COMMUNICATIONS

Lightbridge

Market Opportunity



Worldwide Cellular/PCS Subscribers



450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
1998
1999
2000
2001
2002
2003
Africa
Asia Pacific
Japan
U.S.
Americas
Europe
Middle East

CORSAIR COMMUNICATIONS

Source: IDC, 1999

Market Opportunity:
Key Wireless Industry Trends



- Multiple cellular/PCS distribution channels
- Increasing subscriber churn: 30% per year
- Growing fraud losses: $12-14 billion* per year
- Increasingly complex customer rating process
- Convergence of wireless, wireline, and Internet
- Demand for customer-friendly process
- Need for risk management and controls

CORSAIR COMMUNICATIONS

*Source: Chorleywood Consulting, Various Carriers

Lightbridge

Telesto™



Carrier Operations
Credit Bureaus
Customer Acquisition
Telesto Portal™
Browser
RMS™
POPS™
Custom Front-End Solutions
TeleService
Risk Assessment
InSight™
@Risk™
Profile®
Fraud Detect Model™
Fraud Detect™
Instant ID™
Credit Decision System
Security
Validation
Workflow Management
Exception Handling
Data Management
Notification
Queuing
@Risk™
Alias
Retention Services
Fraud Buster
Intelligence
Payment & Fulfillment Processing
Activation Processing
Provisioning
Prepaid Systems
Billing Systems

CORSAIR COMMUNICATIONS

Lightbridge

Telesto™: Customer Acquisition Products



- Faster application processing and activation
- Credit qualification, fraud screening, and activation over intranet or extranet


Customer Acquisition
Telesto Portal™
Browser
RMS™
POPS™
Custom Front-End Solutions
TeleService
Security
Validation
Workflow Management
Exception Handling
Data Management
Notification
Queuing

CORSAIR COMMUNICATIONS

Lightbridge

Telesto™: Risk Management Products



- Proactive fraud detection through access to proprietary databases
- Enhanced credit decisions via improved subscriber qualification


Risk Assessment
InSight™
@Risk™
Profile®
Fraud Detect Model™
Fraud Detect™
Instant ID™
Credit Decision System
Security
Validation
Workflow Management
Exception Handling
Data Management
Notification
Queuing

CORSAIR COMMUNICATIONS

Lightbridge

Telesto™: Provisioning Support Products



- Complete outsourced solutions
- Lightbridge offers a range of products and services to help carriers with billing and fulfillment for each customer scenario
  - Face-to-face
  - Face-to-phone
  - Face-to-Web



Security
Validation
Workflow Management
Exception Handling
Data Management
Notification
Queuing
Payment & Fulfillment Processing
Activation Processing
Provisioning Support

Telesto™: Customer Intelligence Products



- Maintain high-value customers
- Reduced subscription and technical fraud
- Lower churn and bad debt


Security
Validation
Workflow Management
Exception Handling
Data Management
Notification
Queuing
@Risk™
Alias
Retention Services
Fraud Buster®
Customer Intelligence

CORSAIR COMMUNICATIONS

Lightbridge

Established Sales/Distribution Channels



Domestic	Direct Sales Force
International	Hybrid Indirect Channels/Direct Sales
Marketing Agreements	TRANS UNION; DB Dun & Bradstreet; EQUIFAX; experian
Distribution Partnerships	ORACLE; ERICSSON; CORSAIR COMMUNICATIONS; NORTEL NETWORKS; Lucent Technologies Bell Labs Innovations; MOTOROLA; FORMIS
Support Partnerships	SYMBIO; FORMIS; North Supply Chile

CORSAIR COMMUNICATIONS

Lightbridge

CORSAIR



Lightbridge